

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Michael J. Kowalski
Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

> **Re:** **Tiffany & Co.**
> **Form 10-K for the year ended January 31, 2014**
> **Filed April 1, 2014**
> **File No. 001-09494**

Dear Mr. Kowalski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 31, 2014

Item 1. Business, page K-3

Maintenance of the Tiffany & Co. brand, page K-3

1. We note your disclosure that your single most important asset is the Tiffany & Co. brand. We further note numerous news sources describing the ongoing litigation that you have with Costco Wholesale Corp regarding their use of the Tiffany name in marketing materials and whether the terms Tiffany and/or Tiffany setting could be determined to have a generic meaning in the minds of the general public. Please tell us how you considered disclosing this litigation in your Form 10-K in Item 3, in terms of a possible loss contingency under ASC 450, or as a known uncertainty that could impact your results of operations as contemplated in Item 303(a)(3)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
K-26

Results of Operations, page K-27

Net Sales, page K-30

2. Please revise your discussion of results of operations in future filings to provide more
    insight to your investors on the underlying causes of increases or decreases in the
    components of net sales. When you identify intermediate causes of changes in revenues,
    such as an increase in price or units sold, please provide your readers with insight into the
    underlying drivers of those changes. Additionally, when you identify more than one
    reason for an increase or decrease in the components of net income, please quantify, to
    the extent possible, the effect of each different reason.

2014 Outlook, page K-36

3. We note your disclosure that management expects net earnings to be in the range of $4.05
    - $4.15 per diluted share in fiscal year 2014. Please tell us how you complied with the
    guidance in Item 10(b) of Regulation S-K regarding projections. In this respect, please
    explain to us the following items.

    *   How you considered providing the limitations of the projections, cautioning
        investors against attributing undue certainty to management's assessment, and
        disclosing your intention regarding updating projections. Refer to Item
        10(b)(3)(i) of Regulation S-K.

    *   How you considered providing disclosure of the accuracy or inaccuracy of
        previous projections. Refer to Item 10(b)(3)(ii) of Regulation S-K.

    If you determine the need to enhance your disclosure in future filings, please tell us what
    your disclosures would have looked like had such disclosures been provided in your
    current Form 10-K.

Contractual Cash Obligations and Commercial Commitments, page K-40

4. You disclose on page K-66 that in many cases your leases provide for the payment of
    taxes, insurance and maintenance and contingent rent based on percentage of sales. Since
    these amounts are not included in your contractual obligations table, please include a
    footnote in future filings to specify that the operating lease obligations figure does not
    include taxes, insurance and maintenance and contingent rent for which the company is
    obligated. Please consider providing the expense incurred for these items for the most

recent fiscal year to provide context for the reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief